Exhibit 12

INTERNATIONAL PAPER COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(Dollar amounts in millions)

(Unaudited)

	For the Years Ended December 31,						Three Months Ended March 31,
	2004	2005	2006	2007	2008		2008	2009
TITLE
A) Earnings (loss) from continuing operations before income taxes	$376.0	$286.0	$3,188.0	$1,654.0	$(1,153.0	)(1)	$198.0	$518.0
B) Noncontrolling interests, net of taxes	(24.0)	(9.0)	(17.0)	(24.0)	(3.0)		(5.2)	(4.0)
C) Fixed charges excluding capitalized interest	859.7	752.0	724.5	552.8	648.2		125.1	193.3
D) Amortization of previously capitalized interest	40.3	39.2	34.8	27.2	30.0		7.0	6.1
E) Equity in undistributed earnings of affiliates	(13.4)	9.7	(5.8)	(10.7)	-	(1)	—	—
F) Distributed income of equity investees	—	—	—	—	73.0		—	—

G) Earnings (loss) from continuing operations before income taxes and fixed charges	$1,238.6	$1,077.9	$3,924.5	$2,199.3	$(404.8)		$324.9	$713.4

Fixed Charges
H) Interest and amortization of debt expense	$780.3	$680.8	$651.4	$487.0	$572.5		$108.2	$173.7
I) Interest factor attributable to rentals	63.9	61.2	60.2	55.4	65.8		14.3	17.8
J) Preferred dividends of subsidiaries	15.5	10.0	12.9	10.4	9.9		2.6	1.8
K) Capitalized interest	9.7	13.7	20.7	29.9	27.5		4.2	3.2

L) Total fixed charges	$869.4	$765.7	$745.2	$582.7	$675.7		$129.3	$196.5

M) Ratio of earnings to fixed charges	1.42	1.41	5.27	3.77			2.51	3.63

N) Deficiency in earnings necessary to cover fixed charges					$(1,080.50)

(1)	Beginning in 2008, earnings from continuing operations are reported before equity earnings. Therefore, equity earnings are no longer adjusted out of the total in Line E.

NOTE: Dividends on International Paper’s preferred stock are insignificant. As a result, for all periods presented, the ratios of earnings to fixed charges and preferred stock dividends are the same as the ratios of earnings to fixed charges.